Room 4561
						August 18, 2005




Mr. Peter J. Ungaro
Chief Executive Officer and President
Cray, Inc.
411 First Avenue South
Suite 600
Seattle, WA  98104-2860

Re:	Cray, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed April 1, 2005
	Form 8-K filed February 7, 2005
	Form 8-K filed April 15, 2005
	File No. 000-26820



Dear Mr. Ungaro:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for the Fiscal Year Ended December 31, 2004

Note 2.  Summary of Significant Accounting Policies

Goodwill, page F-7

1. Disclosure on page F-7 indicates that you assess goodwill for impairment on an annual basis as of January 1 (and more often if indicators of potential impairment exist). Describe more fully your process for assessing impairment of goodwill. Your response should address the following:

a) The number of reporting units and amount of goodwill allocated to each reporting unit.
b) How you considered the operating income (loss)/cash used in operations either by reporting unit or on an entity-wide basis in determining goodwill was not impaired at December 31, 2004 and March
31, 2005.
c) How you considered the significant decrease in market capitalization from $553 million as of June 30, 2004 to approximately
$130 million as of May 3, 2005, the date you filed your Form 10-K/A and May 10, 2005, the date you filed your Form 10-Q for the quarter ended March 31, 2005 in assessing impairment of goodwill.
d) How your decision to record a valuation allowance on deferred taxes in 2004, which would appear to indicate that you do not expect to have income in the future, is consistent with your assessment that goodwill is not impaired.
e) How goodwill of approximately $38 million relating to the 2004 acquisition of Octigabay was allocated to reporting units and how that goodwill was considered in your impairment assessment.

Revenue Recognition, page F-7

2. We note that certain of your revenues are derived from customers in the government sector and that certain of your receivables are designated `government funding pass-through.` Tell us how you account for any fiscal funding clauses in your service arrangements with government agencies including the timing of expense and revenue recognition. Also tell us how fiscal funding clauses or other government contract contingencies impact your revenue recognition for other products and services you provide. Include a reference to the authoritative accounting literature that you considered.

3. We note that you account for multiple element arrangements in accordance with EITF 00-21. We further note that such arrangements can include software. Describe the nature of the software sold in these arrangements, addressing whether the software is more than incidental to the products. Tell us how you considered EITF 03-05 and SOP 97-2 in accounting for these arrangements.

Note 12.  Income Taxes, page F-16

4. We note that in the fourth quarter of 2003 you reduced your income
tax valuation allowance by $58.5 million. Disclosure on page 37 indicates that you determined that `based on our historical operating performance and reasonably expected future performance, we would be
able to utilize most of our net deferred tax asset.`  We further note
that, three fiscal quarters later, you recorded an adjustment to increase your income tax valuation allowance by $95.6 million. Disclosure on page 37 indicates that `based on the results of our operations in 2004 and based on our revised projections, we now believe that it is more likely than not that the deferred tax assets will not be realized through future operations.`  Tell us more about
the events and circumstances leading up to the reversal of your deferred tax asset valuation allowance and subsequent adjustment, within the next nine months, to record a valuation allowance on 100 percent of your deferred tax asset.

Note 16.  Segment Information, page F-22

5. Tell us how you considered the guidance in paragraph 10 of SFAS No. 131 in determining that you have only one operating segment.
Specifically address why your various geographic regions or product and service lines are not considered separate operating segments.

Form 8-K filed on February 7, 2005

6. Your current disclosure does not appear to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Questions 8 and 9 of the
FAQ Regarding the Use of Non-GAAP Financial Measures. Tell us what consideration you gave to disclosing the reason why you believe that presentation of the non-GAAP financial measure provides useful information to investors and, to the extent material, the additional purposes(s) for which you use the non-GAAP financial measure.
Such
disclosures regarding the usefulness of the non-GAAP measures should separately address each of the measures created by your presentation of a non-GAAP statement of operations (i.e. non-GAAP total operating expenses, non-GAAP income (loss) from operations, non-GAAP income
(loss) before income taxes). Tell us why you believe this is an appropriate measure of performance when it excludes interest expense, interest income, and income taxes. Explain how such measures are useful in assessing performance given that the excluded items are essential to that assessment. Please explain to us how you considered separately addressing these disclosure requirements for each non-GAAP measure in your current presentation.

Form 8-K filed on April 15, 2005

7. We note in your Form 8-K filed on April 15, 2005 that Deloitte
&
Touche LLP (D&T) declined to stand for re-election for the fiscal year ending December 31, 2005. However, as of the date of this 8-K was filed, D&T was still engaged to provide its attestation report on management`s assessment of internal control over financial reporting and to review your interim financial information to be included in your Form 10-Q for the quarter ended March 31, 2005. Amend this Form
8-K to state whether during the registrant`s two most recent fiscal years and any subsequent interim period through the date of resignation or declination there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and
(v) of Regulation S-K. To the extent that you make changes to the Form 8-K in response to this comment, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form
8-K.

******

      	 Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact April Coleman, Staff Accountant, at (202)
551-
3458, Thomas Ferraro, Senior Staff Accountant, at (202) 551-3225 or me at (202) 551-3730 you have questions regarding these comments.

Sincerely,



      Kathleen Collins
							Accounting Branch Chief
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Mr. Peter J. Ungaro
Cray, Inc.
August 18, 2005
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